UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Chindex International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

169467107
(CUSIP Number)

Roberta Lipson	With a copy to:
Chindex International, Inc.	Jon L. Christianson
4340 East West Highway	Daniel Dusek
Bethesda, MD 20814	Skadden, Arps, Slate, Meagher & Flom LLP
310-215-7777	30/F China World Office 2
No. 1 Jian Guo Men Wai Avenue
Beijing 100004, China
+86 10 6535-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107

1.	NAMES OF REPORTING PERSON

Roberta Lipson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(3)			(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7.	SOLE VOTING POWER	232,352 (Class A Common Stock) (1)
SHARES			570,000 ( Class B Common Stock) (2)
BENEFICIALLY	8.	SHARED VOTING POWER	10,800 (Class A Common Stock) (1), (3)
OWNED BY			90,000 (Class B Common Stock) (2), (3)
EACH	9.	SOLE DISPOSITIVE POWER	232,352 (Class A Common Stock) (1)
REPORTING			570,000 (Class B Common Stock) (2)
PERSON WITH	10.	SHARED DISPOSITIVE POWER	10,800 (Class A Common Stock) (1)
90,000 (Class B Common Stock)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

243,152 (Class A Common Stock) (1), (3)
660,000 (Class B Common Stock) (2), (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒(3)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.47%(4)
14.	TYPE OF REPORTING PERSON

IN

(1) Number of shares is the number of shares of the Issuer's Class A common stock, par value $0.01 (the “Class A Common Stock”).

(2) Number of shares is the number of shares of the Issuer's Class B common stock, par value $0.01 (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”).  Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(3) Roberta Lipson is a party to a Support Agreement (as defined and discussed below in Item 4), dated February 17, 2014, with certain other stockholders of the Issuer, which agreement contains, among other things, certain voting agreements and limitations on the sale of Common Stock owned by Ms. Lipson and other stockholders of the Issuer party thereto.  As a result, Ms. Lipson may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of Ms. Lipson and the Separately Filing Persons (as defined in Item 4).  The Separately Filing Persons collectively own 3,466,225 shares of Class A Common Stock and 502,500 shares of Class B Common Stock. Class A Common Stock and Class B Common Stock shares listed as beneficially owned by Ms. Lipson exclude shares held by any of such other stockholders, in each case as to which Ms. Lipson disclaims beneficial ownership.

(4) Indicates percentage voting power represented by beneficial ownership when the Class A Common Stock and Class B Common Stock vote together.  The percentage is based on 17,081,744 shares of Class A Common Stock and 1,162,500 shares of Class B Common Stock issued and outstanding as of April 10, 2014 as provided in the Amended Merger Agreement (as defined in Item 4).  The Class B Common Stock and the Class A Common Stock are substantially identical on a share-for-share basis, except that the holders of Class B Common Stock have six votes per share and the holders of Class A Common Stock have one vote per share on each matter considered by stockholders.

INTRODUCTORY NOTES

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Schedule 13D filed on February 27, 2014 by Ms. Roberta Lipson (“Ms. Lipson”) (as amended by Amendment No. 1, the “Schedule 13D”).

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Revised Proposal

In response to a definitive proposal from a financial bidder received by a committee of independent directors of the board of directors of the Issuer (the “Transaction Committee”) that the Transaction Committee determined to be a “Superior Proposal” under the Merger Agreement, Parent submitted a revised proposal to the Issuer just before midnight on April 17, 2014 in a letter addressed to the members of the Transaction Committee (the  “Revised Proposal”).  Pursuant to the Revised Proposal, Parent proposed to acquire all of the outstanding shares of the Issuer’s Common Stock, other than shares of Common Stock to be contributed to Parent by the rollover stockholders (currently consisting of Ms. Lipson, her affiliated trusts and Fosun) and any additional rollover stockholders, at a price of $24.00 per share in cash.

Amended and Restated Merger Agreement

In connection with the Revised Proposal, on April 18, 2014, the Issuer entered into an amended and restated agreement and plan of merger (the “Amended Merger Agreement”) with Parent and Merger Sub, pursuant to which the terms of the Merger Agreement were amended to provide that, among other things, (i) the outstanding shares of Common Stock (excluding (A) any shares of Common Stock held by any of Parent, Merger Sub and any other subsidiary of Parent, including each share of Common Stock contributed to Parent by the rollover stockholders and each share of Common Stock contributed to Parent by the additional rollover stockholders (if any) and shares of Common Stock held in the treasury of the Issuer or owned by any subsidiary of the Issuer and (B) any shares of Common Stock held by a dissenting stockholder of the Issuer who shall have complied with the provisions of Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to $24.00 per share of Common Stock, without any interest thereon, and (ii) the consummation of the Merger is no longer subject to the approval of the stockholders of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., the parent of Fosun (the “Fosun Stockholder Approval”).

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended Merger Agreement, which is listed as Exhibit 2.1 to the Form 8-K filed by the Issuer on April 21, 2014 and is incorporated herein by reference.

Support Agreement Side Letter

In connection with the Revised Proposal, on April 18, 2014, TPG, Ms. Lipson and Fosun entered into a side letter (the “Support Agreement Side Letter”), pursuant to which the parties agreed to amend the shareholders agreement to be entered into pursuant to the Support Agreement to reflect the terms set forth in Exhibit A to the Support Agreement Side Letter.

The foregoing summary of the Support Agreement Side Letter and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, which is listed as Exhibit 7.02 to this Schedule 13D and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)- (b) The cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

In addition, pursuant to Section 13(d)(3) of the Exchange Act, Roberta Lipson may on the basis of the facts described elsewhere herein be considered to be a “group”. Roberta Lipson disclaims any membership or participation in a “group” with the Separately Filing Person and further disclaims beneficial ownership of any Common Stock beneficially owned by any such Separately Filing Person.

(c) During the 60 days preceding the filing of this Schedule 13D, Roberta Lipson has not effected any transactions in the Common Stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information under Item 4 is incorporated herein by reference in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Exhibit
7.02	Letter Agreement, dated April 18, 2014, among TPG Asia Advisors VI, Inc., Fosun Industrial Co., Limited and Roberta Lipson.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2014

/s/ Roberta Lipson
By:	Roberta Lipson